UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                               SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                            (Amendment No. 2)*


                                 ElderTrust
------------------------------------------------------------------------
                              (Name of Issuer)

     Common Shares of Beneficial Interest, par value $.01 per share
------------------------------------------------------------------------
                      (Title of Class of Securities)

                               284560 10 9
------------------------------------------------------------------------
                             (CUSIP Number)

                            Michael R. Walker
                          101 East State Street
                 Kennett Square, Pennsylvania  19348
                             (610) 444-6350
------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                           December 19, 2001
------------------------------------------------------------------------
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












                     AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 284560 10 9	                             Page 2 of 6 Pages

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

     Michael R. Walker

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                            (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
     PF, 00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                      [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States



                 7  SOLE VOTING POWER
  NUMBER OF         690,288
   SHARES
BENEFICIALLY     8  SHARED VOTING POWER
  OWNED BY          0
    EACH
 REPORTING       9  SOLE DISPOSITIVE POWER
  PERSON            690,288
   WITH
                10  SHARED DISPOSITIVE POWER
                    0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      690,288

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions)   [X]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.6%

14    TYPE OF REPORTING PERSON (See Instructions)
      IN

     This Amendment No. 2 amends the Schedule 13D filed on February 26, 1999, as amended by Amendment No. 1 filed on January 10, 2001 by Michael
R. Walker relating to the common shares of beneficial interest, par value $.01 per share (the "Common Shares") of ElderTrust, a Maryland real estate investment trust (the "Issuer").

Item 5.     Interest in Securities of the Issuer

            Item 5 is amended as follows:

     As of the date of this report, Mr. Walker may be deemed to beneficially own a total of 690,288 Common Shares, or approximately 8.6% of the outstanding Common Shares of the Issuer, as follows: (a) 42,566 Common Shares owned directly by Mr. Walker; (b) 126,600 Common Shares owned indirectly by Mr. Walker through a corporation, of which Mr. Walker is the principal stockholder and sole officer; (c) 176,500 Common Shares owned indirectly by Mr. Walker through a limited partnership, of which Mr. Walker and his wife are each 1% general partners and a trust in which Mr. Walker is the sole beneficiary holds the 98% limited partnership interest; (d) options to purchase Common Shares held by Mr. Walker that are presently exercisable or exercisable within 60 days for 174,000 Common Shares; and (e) 170,622 Common Shares which can be received upon the redemption of 170,622 units of limited partnership interest of ElderTrust Operating Limited Partnership ("Units") that are redeemable by Mr. Walker for cash, or, at the option of the Issuer, for Common Shares on a one-for-one basis. (Mr. Walker owns a total of 228,416 Units, of which 62,566 Units are owned by him directly and 165,850 are owned indirectly through a corporation of which he is the principal stockholder and the sole officer)

     Under the Internal Revenue Code of 1986, as amended, to qualify and maintain qualification a real estate investment trust for federal income tax purposes, no more than 50% in number or value of the Issuer's Common Shares may be owned, directly or indirectly, by five or fewer individuals. Primarily to facilitate compliance with this requirement, the Issuer's declaration of trust contains an ownership limit that prohibits, directly or by virtue of the attribution provisions of the Internal Revenue Code, ownership of more than 8.6% of the issued and outstanding Common Shares, unless a waiver of the ownership limit is granted by the Board of Trustees. Absent a waiver by the Board of Trustees, Common Shares acquired or held in violation of the ownership limit will be transferred to a trust for the exclusive benefit of a designated charitable beneficiary, and the shareholder's rights to any distributions and to vote the shares would terminate. For purposes of the ownership limit, Common Shares issuable upon redemption of Units are not deemed to be outstanding until issued upon redemption of the corresponding Units. In addition, under the partnership agreement of ElderTrust Operating Limited Partnership, a partner may not redeem his or her Units if the delivery of Common Shares would be prohibited under the ElderTrust declaration of trust. As of the date of this report, Mr. Walker owned or controlled an aggregate of 228,416 Units. If Mr. Walker were to redeem all the Units held or controlled by him, under the Issuer's ownership limit (based on his ownership of other Common Shares and options) he could receive only
170,622 Common Shares upon redemption of such Units, unless the Board of Trustees were to grant him a waiver of the ownership limit.
Accordingly, the 57,794 Common Shares issuable upon redemption of Units owned by him which are in excess of the number of Common Shares that he could acquire under the ownership limit without a Board waiver are excluded from the Common Shares reported as beneficially owned by him for purposes of this Amendment No. 2 to Schedule 13D.

     Mr. Walker has sole authority to vote and direct the disposition of all Common Shares he may be deemed to own beneficially.

     Mr. Walker effected the following transactions in the Common Shares during the past 60 days:

       Date                 Nature of Transaction          Price Per Share
------------------   -----------------------------------   ---------------
November 14, 2001    Sale of 500 Common Shares owned             $8.15
                     directly by Mr. Walker in an open
                     market transaction

November 15, 2001    Sale of 39,500 Common Shares owned          $8.1284
                     directly by Mr. Walker in an open
                     market transaction

December 6, 2001     Sale of 5,089 Common Shares owned           $8.15
                     directly by Mr. Walker in an open
                     market transaction

December 18, 2001    Sale of 425 Common Shares in an             $7.90
                     open market transaction by a limited
                     partnership, of which a corporation
                     controlled by Mr. Walker was the
                     general partner and in which Mr.
                     Walker held a limited partnership
                     interest.

December 18, 2001    Sale of 200 Common Shares in an open        $7.85
                     market transaction by a limited
                     partnership, of which a corporation
                     controlled by Mr. Walker was the
                     general partner and in which Mr.
                     Walker held a limited partnership
                     interest.

December 18, 2001    Receipt of 3,355 Common Shares in a      Not applicable
                     pro rata liquidating distribution by
                     a limited partnership, of which a
                     corporation controlled by Mr. Walker
                     was the general partner and in which
                     Mr. Walker held a limited partnership
                     interest.  (In prior reports, the
                     reporting person reported 11,435
                     Common Shares owned by the partnership
                     prior to the liquidating distribution
                     as beneficially owned by him.)

December 19, 2001    Receipt of 40,691 Units in a pro rata    Not applicable
                     liquidating distribution by a limited
                     partnership, of which a corporation
                     controlled by Mr. Walker was the general partner and in which Mr. Walker held a limited partnership interest. (In prior reports, the reporting person reported
                     131,250 Units owned by the partnership
                     prior to the liquidating distribution
                     as beneficially owned by him.)

December 24, 2001    Sale of 10,000 Common Shares owned          $8.15
                     directly by Mr. Walker in an open market transaction

December 26, 2001    Sale of 18,200 Common Shares owned          $8.20
                     directly by Mr. Walker in an open market transaction


     No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Mr. Walker directly. As to the shares owned by Mr. Walker indirectly through his control of the corporations and partnership referred to above, Mr. Walker has the indirect right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer


            Item 6 is amended as follows:

     Mr. Walker has unvested options for a total of 10,000
Common Shares that will vest on September 25, 2002. The option exercise price of these options is $0.75 per share.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to
Schedule 13D is true, complete and correct.





   February 15, 2002                  \s\ Michael R. Walker
-------------------------           ------------------------------
          Date                            Michael R. Walker